FORM 4

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	IRS or Social Security Number of Reporting Person (Voluntary)
	Lambert, Edward M.		Hanover Direct, Inc./HNV
	(Last) (First) (Middle)
	115 River Road	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			8/02
	(Street)
		6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)				7.	Individual or Joint/Group Filing (check applicable line)
	Edgewater, NJ 07020 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President and Chief Financial Officer

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

					Code	V		Amount	(A) or (D)	Price

	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

(Over)
SEC 1474 (7/96)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

							Code	V		(A)	(D)

	Stock Option		$0.24		8/8/02		A			1,000,000

	(right to buy)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	*	8/8/12		Common Stock	1,000,000		**		1,300,000		D

Explanation of Responses:

* Twenty percent shall be exercisable on each of 8/8/03 and 8/8/04, and thirty percent shall be exercisable on each of 8/8/05 and 8/8/06. However, upon the termination of the Reporting Person's employment with the Company, either (a) by the Company other than “For Cause,” or (b) by the Reporting Person “For Good Reason,” the options represented by this grant shall thereupon automatically become fully vested and exercisable and shall remain fully exercisable until the August 8, 2012.

** Given as part of 2000 Management Stock Option Plan.

/s/ Edward M. Lambert	9/9/02
**Signature of Reporting Person Edward M. Lambert	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1474 (7/96)